March 27, 2020

Ian Cameron
Chief Financial Officer
METHANEX CORP
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia
Canada V6C 3M1

       Re: METHANEX CORP
           Form 40-F for Fiscal Year Ended December 31, 2018
           Filed March 12, 2019
           File No. 000-20115

Dear Mr. Cameron:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Kevin Price